

Mail Stop 4720

October 17, 2016

Mr. Rick L. Weller
Chief Financial Officer
Euronet Worldwide, Inc.
3500 College Boulevard
Leawood, Kansas 66211

   Re: Euronet Worldwide, Inc.
     Form 8-K
     Filed April 27, 2016
     File No. 001-31648

Dear Mr. Weller:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ H. Stephen Kim

        H. Stephen Kim
        Assistant Chief Accountant
        Office of Financial Services